Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Interests of Experts” in this Registration Statement on Form F-10 and related preliminary short form prospectus of Just Energy Group Inc. (the “Company”), dated December 1, 2015, with respect to the sale and issue of up to C$1,000,000,000 (or the equivalent in other currencies or currency units at the time of issue) of debt securities, common shares, preferred shares, subscription receipts and warrants of the Company, and to the use of our audit reports dated May 14, 2015 with respect to the consolidated financial statements of the Company as at March 31, 2015 and 2014 and for the years then ended, and the effectiveness of internal control over financial reporting as at March 31, 2015 included in its Annual Report (Form 40-F), filed with the Securities and Exchange Commission.

Toronto, Canada	/s/ Ernst & Young LLP
December 1, 2015	Chartered Accountants
Licensed Public Accountants